Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six
	Months
	Ended
	June 30,	Year Ended December 31,
(in millions, except ratios)	2010	2009	2008	2007	2006	2005
EARNINGS:
Income before income taxes and earnings of non-controlling interests	$136.8	$115.2	$404.8	$305.4	$197.1	$148.4
Fixed charges	16.7	41.2	52.5	55.2	46.4	43.1
Capitalized interest	(1.3)	(6.6)	(8.0)	(4.1)	(10.2)	(4.8)

Total	$152.2	$149.8	$449.3	$356.5	$233.3	$186.7

RATIO OF EARNINGS TO FIXED CHARGES	9.11	3.64	8.56	6.46	5.03	4.33

FIXED CHARGES:
Interest expense on debt	$15.7	$38.8	$50.2	$52.5	$43.8	$40.7
Amortization of discount on debt	0.4	1.3	0.8	1.1	1.0	1.0
Interest portion of rental expense on operating leases	0.6	1.1	1.5	1.6	1.6	1.4

Total	$16.7	$41.2	$52.5	$55.2	$46.4	$43.1